Exhibit 99.1

SPHERE 3D CORP.

NOTICE OF VIRTUAL ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, DECEMBER 22, 2021

The annual and special meeting of shareholders of Sphere 3D Corp. (the "Company") will be held by virtual electronic means only, on Wednesday, December 22, 2021 at 1:00 p.m. (Eastern time) (the "Meeting") for the following purposes:

1. to consider and, if deemed advisable, to pass an ordinary resolution to elect four directors who will serve until the next annual shareholder meeting or until his or her successor is duly elected or appointed pursuant to the Business Corporations Act (Ontario) and the constating documents of the Company;

2. to consider and, if deemed advisable, to pass an ordinary resolution appointing Smythe LLP as the Company's auditor who will serve until the next annual shareholder meeting;

3. the ratification and authorization of the issuance of common shares by the Company in a private placement financing transaction that closed on July 12, 2021 (the "Private Placement Proposal");

4. the authorization of an amendment of the by-laws of the Company (the "By-law Amendment Proposal");

5. the authorization of the board of directors to increase or decrease the size of the board of directors up to one-third within the minimum and maximum number of directors prescribed under the Articles of the Company (the "Board Size Proposal");

6. to receive the audited financial statements of the Company for the year ended December 31, 2020, including the auditor's report thereon; and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The aforementioned proposals numbered 1 through 4 will each be determined by a majority of votes cast at the Meeting. The aforementioned proposal numbered 5 will be determined by not less than two-thirds (66⅔%) of the votes cast at the Meeting. The Company's by-laws provide that a quorum at the Meeting shall consist of at least two persons present and holding or representing by proxy not less than 25% of the total number of outstanding common shares having voting rights at the Meeting.

The Board has fixed the close of business on November 19, 2021 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

Particulars of the foregoing matters are set forth in the management information circular (the "Circular") under the section identified as such. A form of proxy (or a voting information form) also accompanies this Notice of Annual Meeting and Circular. Only shareholders of record at the close of business on November 19, 2021 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.

Please review the Circular carefully and in full prior to voting in relation to the matters set out above as the Circular has been prepared to help you make an informed decision on such matters.

In light of the ongoing COVID 19 pandemic and restrictions in the United States and Canada regarding the gathering of public non-essential meetings, the Meeting will be held via Zoom video conferencing. There will not be an in-person meeting. You are urged to return your proxy card to TSX Trust Company by one of the following methods:.

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number included on the Proxy or voting instruction form
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TSX TRUST COMPANY Attention: Proxy Department Suite 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

To be used at the Meeting, proxies must be received by TSX Trust Company not less than 48 hours (excluding Saturday, Sunday and statutory holidays in the province of Ontario) preceding the Meeting or an adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Proxies may also be deposited with the Chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

The following are instructions to participate using Zoom video conferencing for the Meeting:

Please visit website: www.Zoom.us/join to join the meeting. You will be prompted to install the Zoom app if you do not currently have it installed on your mobile device or computer.

Meeting ID: 966 0166 7247

You may also join the Meeting using the following direct website address: https://zoom.us/j/96601667247

You may use your mobile device or the computer's speaker and microphone for the audio portion (if available). If you do not have Internet access or prefer to call in through your telephone, go to: https://zoom.us/u/ac5oydcfh to find your local dial-in number, and use the Meeting ID listed above. If you are asked for a Participant ID, press # to bypass it.

Whether or not you plan to participate, to ensure that your shares are represented and voted at the meeting, either vote your shares: (i) by completing and returning your proxy card mailed to you together with this Circular; or (ii) electronically over the Internet. Voting instructions are printed on your proxy card and included in the accompanying Circular. Please vote as promptly as possible in order to ensure your representation at the meeting. Submitting your instructions by any of these methods will not affect your right to attend the meeting by Zoom meeting process.

DATED as of the 1st day of December 2021.

BY ORDER OF THE BOARD

Peter Tassiopoulos

Chief Executive Officer and Director